Package, Inc.
Sponsored ·

Having your luggage lost is a daily struggle for thousands of travelers. Don't let it happen to you!

💼Package, Inc. is solving one of the largest pain points of travel – lost & stolen luggage.
💼Most advanced real-time luggage logistics, tracking and security system for travelers and airlines.
💼The only baggage Insurance service that offers end-to-end security monitoring & insurance coverage.

Our real-time tracking and security features ensure your bags stay in your control throughout your journey.

Check us out on Wefunder now and invest in the future of travel security with Package, Inc.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


chances are you or
someone you know

wefunder.com
Invest in the Future of Luggage Security

Learn more

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Package, Inc.
Sponsored ·

Having your luggage lost is a daily struggle for thousands of travelers. Don't let it happen to you!

💼Package, Inc. is solving one of the largest pain points of travel – lost & stolen luggage.
💼Most advanced real-time luggage logistics, tracking and security system for travelers and airlines.
💼The only baggage insurance service that offers end-to-end security monitoring & insurance coverage.

Our real-time tracking and security features ensure your bags stay in your control throughout your journey.

Check us out on Wefunder now and invest in the future of travel security with Package, Inc.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



The Future of Luggage Tracking & Travel Security.
Invest Now
package inc

wefunder.com
Invest in the Future of Luggage Security

Learn more

Like Comment Share

Package, Inc.
Sponsored

Having your luggage lost is a daily struggle for thousands of travelers. Don't let it happen to you!

💼Package, Inc. is solving one of the largest pain points of travel – lost & stolen luggage.
💼Most advanced real-time luggage logistics, tracking and security system for travelers and airlines.
💼The only baggage Insurance service that offers end-to-end security monitoring & insurance coverage.

Our real-time tracking and security features ensure your bags stay in your control throughout your journey.

Check us out on Wefunder now and invest in the future of travel security with Package, Inc.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


The Future of Luggage
Tracking & Travel Security.
Invest Now
package inc

wefunder.com
Invest in the Future of Luggage Security
Learn more

Like Comment Share

Package, Inc.
Sponsored ·

Introducing the future of luggage tracking and security with Package, Inc.

💼Package, Inc. is solving one of the largest pain points of travel – lost & stolen luggage.
💼Most advanced real-time luggage logistics, tracking and security system for travelers and airlines.
💼The only baggage Insurance service that offers end-to-end security monitoring & insurance coverage..

Your opportunity to invest is now. Our real-time tracking and security system puts you in control. Your bags, your journey are now secure with Package, Inc.

Invest in the future of travel security today!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


artTag
LUGGAGE
to offer a dynamic travel itinerary display

wefunder.com
Invest in the Future of Luggage Security
Learn more

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